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06008465

SECURITIES AND EXCHANGE COMM. U.S.
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM G-405 10
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers
Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37775

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

G-405

Official Use Only

FIRM ID. NO.

G.X. Clarke & Co.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

10 Exchange Place, Suite 1005
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benedict J. Fargione — (201) 200-3600
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

BEST AVAILABLE COPY

DELOITTE & TOUCHE LLP

2 World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

G.X. CLARKE & CO.
(SEC I.D. No. 8-37775)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed in accordance with Section 405.2
of the Regulations Pursuant to Section 15C
of the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
G.X. Clarke & Co.:

We have audited the accompanying statement of financial condition of G.X. Clarke & Co. (the "Company") as of December 31, 2005, that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.X. Clarke & Co. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2006

G.X. CLARKE & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash		$ 8,575,000
Receivables from brokers and dealers		599,347,000
Receivables from customers		2,590,000
Securities purchased under agreements to resell, including accrued interest		648,747,000
U.S. Government and agency securities owned:		
Pledged as collateral	$293,217,000	
Other	570,190,000	863,407,000
Interest receivable on securities owned		4,829,000
Furniture, fixtures and leasehold improvements, net of accumulated depreciation and amortization of $732,000		557,000
Other assets		1,177,000
TOTAL ASSETS		$2,129,229,000

LIABILITIES AND PARTNERS' EQUITY

Payables to brokers and dealers	$ 10,269,000
Payables to customers	4,095,000
Securities sold under agreements to repurchase, including accrued interest	1,350,784,000
U.S. Government and agency securities sold, but not yet purchased	730,634,000
Interest payable on securities sold, but not yet purchased	5,716,000
Other liabilities and accrued expenses	3,230,000
	2,104,728,000
Subordinated liabilities	5,000,000
PARTNERS' EQUITY	19,501,000
TOTAL LIABILITIES AND PARTNERS' EQUITY	$2,129,229,000

See notes to statement of financial condition.

G.X. CLARKE & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

1. INTRODUCTION AND BASIS OF PRESENTATION

The Company - G.X. Clarke & Co. (the "Company"), a partnership, is a registered broker-dealer in U.S. Government and agency securities under the Government Securities Act of 1986.

Basis of Financial Information - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principal Transactions - Securities transactions involving U.S. Government and agency securities are reported on a trade date basis.

Financial Instruments Used for Trading - Securities owned and securities sold, but not yet purchased (securities sold short), including derivatives (futures and forwards), used in the Company's trading activities are recorded at fair value. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A substantial percentage of the fair value of the Company's financial instruments owned and sold is based on observable market prices.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the amounts at which the securities will be subsequently resold or reacquired as specified in the respective agreements. In connection with these transactions and securities borrowing and lending arrangements, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such transactions in accordance with general industry guidelines. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Furniture, Fixtures and Leasehold Improvements - Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation on office equipment is computed on a straight-line basis using an estimated useful life of 3 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the asset or the remaining life of the related lease.

Income Taxes - Federal, state and local income taxes are not provided on profits of the Company, as partners are individually liable for their own tax payments.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

The amounts shown represent money balances receivables from and payables to brokers and dealers in connection with U.S. Government and agency securities transactions. Receivables from brokers and dealers include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, net receivables arising from unsettled trades, and bonds borrowed transactions. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement dates, net payables arising from unsettled trades, and bonds loaned transactions.

4. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

The amounts shown represent money balances receivables from and payables to customers in connection with U.S. Government and agency securities transactions. The receivables are collateralized by securities held by the Company, the value of which is not reflected in the accompanying statement of financial condition.

5. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

U.S. Government and agency securities, including mortgage-backed securities, owned and sold, but not yet purchased, consist of the Company's proprietary trading accounts at fair value, as follows:

	Securities owned	Securities sold, but not yet purchased
Securities maturing in:		
Less than one year	$ 333,762,000	$ 296,316,000
One year but less than five years	273,435,000	357,300,000
Five years or longer	256,210,000	77,018,000
	$ 863,407,000	$ 730,634,000

Included in the $256,210,000 of securities owned with maturity dates of five years or longer is $210,000 relating to the unrealized gain on to be announced (TBA) securities as of December 31, 2005.

The Company may pledge its securities owned to collateralize repurchase agreements and other securities financing. At December 31, 2005, on a settlement date basis, U.S. Government and agency securities owned were valued at approximately $1,533,000,000 of which approximately $927,000,000 was pledged as collateral under agreements where by each counterparty had the right to sell or repledge the collateral. Approximately $634,000,000 of the securities pledged were sold prior to December 31, 2005 for settlement in 2006, resulting in securities pledged on a trade date basis of approximately $293,217,000.

In addition, the Company has pledged securities owned valued at approximately $258,000,000 as collateral for a tri-party repurchase agreement. These securities have not been separately reclassified on the statement of financial condition since the counterparty does not have the right to sell or repledge the collateral.

6. COLLATERALIZED TRANSACTIONS

At December 31, 2005, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities purchased under agreements to resell and securities lending agreements with customers and other broker and dealers. The fair value of such collateral at December 31, 2005, is approximately $978,000,000. In the normal course of business this collateral is used by the Company to cover short sales and to obtain financing in the form of repurchase and securities lending agreements and secured bank loans. At December 31, 2005, substantially all of the above collateral has been delivered against securities sold short or repledged by the Company to obtain financing.

At December 31, 2005, the Company had borrowed U.S. Government and agency securities with a market value of approximately $335,000,000 which were collateralized by U.S. Government and agency securities having approximately the same market value. The securities borrowed and the collateral pledged are treated as an off-balance-sheet transaction and are reflected in the amounts reported in the preceding paragraph.

7. 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering partners and all full-time employees of the Company. Partners and employees having reached 20½ years of age have the option of joining the Plan after 6 months of service. The partners' and employees' contributions are limited to the lesser of 20% of the individual's gross wages or the maximum employee deductible contribution for a defined contribution plan ($14,000 for fiscal year 2005). The Company intends to match annual partner and employee contributions to the Plan at the lesser of $12,600 or 6% of participating partners' or employees' compensation.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space under two operating leases, both of which expire June 30, 2006. The Company has renewed its primary lease beginning July 1, 2006, extending through June 30, 2016.

At December 31, 2005, the minimum future rental commitments under the operating leases were as follows:

For the Year Ending December 31,	Amount
2006	$ 733,000
2007	514,000
2008	508,000
2009	503,000
2010	506,000
Thereafter	2,801,000
	$5,565,000

Additionally, the Company's primary lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized in the statement of financial condition.

9. LIQUID CAPITAL REQUIREMENT

As a registered broker-dealer in U.S. Government and agency securities, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. The capital rule provides that a ratio shall be maintained of liquid capital to total haircuts (as defined) in excess of 1.2 to 1. At December 31, 2005, the Company had liquid capital of $22,109,000, excess liquid capital (as defined) of $18,907,000 and total haircuts of $2,668,000. The Company's ratio of liquid capital to total haircuts was 8.29 to 1.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker-dealer in U.S. Government and agency securities, the Company is engaged in various securities trading, borrowing and lending activities servicing primarily institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions, and market risk associated with the sale of securities not yet purchased, can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of nonperformance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments which may result in a loss to the Company.

The Company does not anticipate nonperformance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business.

In the normal course of business, the Company enters into transactions involving futures contracts for trading purposes and to manage the Company's exposure to market and other risks. This activity is transacted on a margin basis through a futures commission merchant. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. Market risk arises from changes in the value of futures contracts held.

11. FAIR VALUE DISCLOSURE

The following disclosure on the estimated fair value of financial instruments is made in accordance with Statement of Financial Accounting Standards No. 107, "*Disclosures about Fair Value of Financial Instruments*."

Assets recorded at market or fair value include cash and securities owned. Liabilities recorded at market or fair value include securities sold, but not yet purchased. The market value of securities owned and securities sold, but not yet purchased, is determined by market quotes.

Financial instruments recorded at amounts that approximate market or fair value include short-term lending and borrowing agreements including a substantial portion of the Company's debt. Due to the short-term nature of many of these instruments or their variable interest rates, their market values are not materially sensitive to shifts in market interest rates. Assets in this category include securities purchased under agreements to resell, receivables from brokers and dealers, customers, and interest. Liabilities in this category include securities sold under agreements to repurchase, payables to brokers and dealers, customers, interest, and subordinated liabilities.

Taken together, financial instruments recorded at market or fair value and financial instruments recorded at amounts which approximate market or fair value represent substantially all recorded assets and liabilities.

12. SUBORDINATED LIABILITIES

At December 31, 2005, the Company had subordinated loan agreements outstanding totaling $5,000,000 with eleven partners, three employees and one former employee of the Company. The loans pay variable interest rate of two percent (2%) per annum in excess of the prime rate (such rate of interest shall not be lower than seven percent (7%) per annum or greater than thirteen percent (13%) per annum) and mature at various dates in the years 2006, 2007, 2008, and 2009.

These loans are available to the Company in computing its liquid capital pursuant to Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2006

G.X. Clarke & Co.
10 Exchange Place - Suite 1005
Jersey City, N.J. 07302

Dear Sirs:

In planning and performing our audit of the financial statements of G.X. Clarke & Co. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 22, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the Regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of management, the Department of Treasury, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP